Mail Stop 3561

December 17, 2007

By U.S. Mail
Jack D. Michaels
Chairman, President and
Chief Executive Officer
Snap-on Incorporated
2801 80th Street
Kenosha, Wisconsin 53143

Re: Snap-on Incorporated
Definitive 14A
Filed March 12, 2007
File no. 001-07724

Dear Mr. Michaels:

      We have reviewed your response letter dated November 29, 2007 and have the following comment. Please respond to our comment by January 7, 2008 or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. You indicate in your response to our prior comment 7 that you will not disclose the targets upon which incentive compensation is based to the extent such disclosure could result in competitive harm. Furthermore, your response to our prior comment 4 indicates that the disclosure of targets could cause competitive harm because, among other things, it could provide your business competitors with specific insights into your business plan. It is unclear to us how you would experience a competitive disadvantage from the disclosure of such information. Please provide us with a supplemental response discussing your targets and a more detailed analysis of how disclosure of each target would result in competitive harm using the standard outlined in Instruction 4 to Item 402(b) of Regulation S-K. Please also refer to Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel

cc: via facsimile (414) 978-8945
Kenneth V. Hallett
Quarles & Brady LLP